SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ [National Taxpayer’s Registry] No. 01.545.826/0001-07

NIRE [Corporate Registration Identification Number] 35.300.147.952

Publicly-held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Gafisa S.A.  (“Company”) are hereby invited to meet, on October 9, 2014, 2014, at 10 a.m., on first call, at Company’s headquarters, located in the city of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas 8,501, 19th floor, in an Extraordinary General Shareholders’ Meeting (“EGM”) to resolve on the following Agenda:

(i)              to approve all the terms and conditions of the Protocol and Justification of Merger of Shertis Empreendimentos e Participações S.A. (“Shertis”) with and into the Company, entered into by and among the companies’ managers (“Protocol and Justification” and “Merger”);

(ii)            to ratify the appointment and retention of JVS Assessoria Empresarial Ltda. to prepare the valuation report of Shertis’s net equity, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”);

(iii)          to approve the Valuation Report; and

(iv)          to approve the Merger, pursuant to the terms of the Protocol and Justification.

General Information:

➢ All documents in connection with the agenda of the EGM are available at the Company’s headquarters, on the Company’s Investors Relations’ website (www.gafisa.com.br/ri) and on the websites of the Brazilian Stock Exchange - BM&FBOVESPA S.A. (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

➢ Shareholders or their legal representatives shall attend the EGM with documents to prove their identity. It is hereby requested that proxies containing special powers for representation in the EGM be delivered at the Company’s headquarters, to the Investors Relations Department, at least two business days in advance of the EGM.

➢ Participant shareholders of the Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas) of the BM&FBOVESPA S.A. wishing to participate in the EGM shall present a statement setting forth their corresponding equity interest, issued by the depositary institution within 48 hours in advance of the EGM.

São Paulo, September 11, 2014.

Odair Garcia Senra

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer